UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                     Kaw Acquisition Corporation
           [ Name of Small Business Issuer in its Charter ]

                      Nevada                           91-2048016
[ State or other jurisdiction of incorporation ]    [I.R.S. Emp.Ident. No.]

1800 North Hill Avenue, Willow Grove PA                   19090
(Address of Principal Executive Offices)                (Zip Code)

Issuer's telephone number ( 215  )      658    -    0131

Securities to be registered pursuant to Section 12(b) of the Act.

    Title of each class           Name of each exchange on which registered

          None

Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, $.001 Par Value
                          [ Title of Class ]

              __________________________________________
                          [ Title of Class ]


                                PART I

ITEM 1.        BUSINESS

       Kaw Acquisition Corporation ("Kaw") was incorporated on May 3rd, 2000, under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Kaw has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

       Kaw will attempt to locate and negotiate with a business entity for the combination of that target company with Kaw. The combination will normally take the form of a merger, stock-for-stock exchange, or stock-for assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that Kaw will be successful in locating or negotiating with any target company.

       Kaw has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

       There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

       *       increased visibility in the financial community;
       * provision of information required under Rule 144 for trading of eligible securities;
       * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
       * the facilitation of borrowing from financial institutions;
       *       improved trading efficiency;
       *       shareholder liquidity;
       *       greater ease in subsequently raising of capital;
       * compensation of key employees through stock options for which there may be a market valuation;
       *       enhanced corporate image.

       There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

       *       requirement for audited financial statements;
       *       required publication of corporate information;
       *       required filings of periodic and episodic reports
               with the Securities and Exchange Commission;
       *       increased rules and regulations governing management,
               corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

       Certain private companies may find a business combination more attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       *       inability to obtain underwriter;
       *       possible larger costs, fees and expenses;
       *       possible delays in the public offering process;
       *       greater dilution of their outstanding securities.

       Certain private companies may find a business combination less attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       * no investment capital raised through a business combination;
       *       no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

       A business entity, if any, which may be interested in a business combination with Kaw may include the following:

       * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
       * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
       * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
       * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
       * a foreign company which may wish an initial entry into the United States securities market;
       * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
       * a company seeking one or more of the other perceived benefits of becoming a public company.

       A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Kaw, and the substitution by the target company of its own management and board of directors.

       No assurances can be given that Kaw will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

       The proposed business activities described herein classify Kaw as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Kaw will not issue or sell additional shares or take any efforts to cause a market to develop in Kaw's securities until such time as Kaw has successfully implemented its business plan and it is no longer classified as a blank check company.

       The sole shareholder of Kaw has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

       Kaw is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Kaw will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Kaw. Since a benefit of a business combination with Kaw would normally be considered its status as a reporting company, it is anticipated that Kaw will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

       Peter Goss is the sole officer and director of Kaw. Kaw has no employees nor are there any other persons than Mr. Goss who devote any of their time to its affairs. Mr. Goss will not begin any services on behalf of Kaw until after the effective date of the Registration Statement. All references herein to management of Kaw are to Mr. Goss. The inability at any time of Mr. Goss to devote sufficient attention to Kaw could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company         As used herein, a "blank check"
                              company is a development stage
                              company that has no specific
                              business plan or purpose or has
                              indicated that its business
                              plan is to engage in a merger
                              or acquisition with an
                              unidentified company or companies.

Business Combination          Normally a merger, stock-for-stock
                              exchange or stock-for-assets exchange
                              between a target company and the
                              Registrant or the shareholders of the
                              Registrant.

Kaw or the Registrant         The corporation whose common
                              stock is the subject of this
                              Registration Statement.

Exchange Act                  The Securities Exchange Act of
                              1934, as amended.

Securities Act                The Securities Act of 1933, as
                              amended.

RISK FACTORS

       Kaw's business is subject to numerous risk factors, including the following:

       KAW HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Kaw has had no operating history nor any revenues or earnings from operations. Kaw has no significant assets or financial resources. Kaw has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". Mr. Goss, individually, has agreed to pay all expenses incurred by Kaw until a business combination without repayment by Kaw. Mr. Goss is the sole shareholder of Kaw. There is no assurance that Kaw will ever be profitable.

       COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. Kaw's president, its sole officer, is Peter Goss who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, Kaw does not benefit from multiple judgments that a greater number of directors or officers would provide and Kaw will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Goss anticipates devoting only a limited amount of time per month to the business of Kaw and does not anticipate commencing any services until after the effective date of the Registration Statement. Kaw has not obtained key man life insurance on Mr. Goss.
 The loss of the services of Mr. Goss would adversely affect development of Kaw's business and its likelihood of continuing operations.

       CONFLICTS OF INTEREST. Mr. Goss, Kaw's president, participates in other business ventures which may compete directly with Kaw. Additional conflicts of interest and non-arms length transactions may also arise in the future. Kaw has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Goss remaining a director, officer or employee of Kaw. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Goss for the purchase or retirement of all or part of his common stock of Kaw by a target company or for services rendered incident to or following a business combination. Mr. Goss would directly benefit from such employment or payment. Such benefits may influence Mr. Goss' choice of a target company. The Certificate of Incorporation of Kaw provides that Kaw may indemnify officers and/or directors of Kaw for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Kaw could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest."

       THE PROPOSED OPERATIONS OF KAW ARE SPECULATIVE. The success of Kaw's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Kaw will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Kaw had more funds available to it, would be desirable. In the event Kaw completes a business combination the success of Kaw's operations will be dependent upon management of the target company and numerous other factors beyond Kaw's control. There is no assurance that Kaw can identify a target company and consummate a business combination.

       PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for Kaw's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of "penny stock", for purposes relevant to Kaw, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

       THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Kaw is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Kaw. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Kaw and, consequently, Kaw will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Kaw will also compete with numerous other small public companies in seeking merger or acquisition candidates.

       THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. Kaw has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Kaw will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Kaw has not established a specific length of operating history of a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Kaw would not consider a business combination with such business entity.
 Accordingly, Kaw may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Kaw will be able to negotiate a business combination on terms favorable to Kaw.

       REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), Kaw is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Kaw. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the exchange act or applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Kaw at the time of effecting a business combination.
In cases where audited financials are unavailable, Kaw will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Kaw.

       LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Kaw has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Kaw. Even in the event demand exists for a transaction of the type contemplated by Kaw, there is no assurance Kaw will be successful in completing any such business combination.

       REGULATION UNDER INVESTMENT COMPANY ACT. In the event Kaw engages in business combinations which result in Kaw holding passive investment interests in a number of entities, Kaw could be subject to regulation under the Investment Company Act of 1940. Passive investment interest, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Kaw would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Kaw has obtained no formal determination from the Securities and Exchange Commission as to the status of Kaw under the Investment Company Act of 1940. Any violation of such Act could subject Kaw to material adverse consequences.

       PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Kaw's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Kaw. As a condition of the business combination agreement, Mr. Peter Goss, the sole shareholder of Kaw, may agree to sell or transfer all or a portion of his company's common stock so to provide the target company with all or majority control. The resulting change in control of Kaw will likely result in removal of the present officer and director of Kaw and a corresponding reduction in or elimination of his participation in the future affairs of Kaw.

       POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Kaw's common stock may increase or decrease, perhaps significantly.

       TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Kaw may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Kaw intends to structure any business combination so as to minimize the federal and state tax consequences to both Kaw and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.        PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

       Kaw has entered into an agreement with Peter Goss, the sole shareholder of Kaw, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Kaw has effected a business combination.
 Peter Goss has agreed to pay all expenses of Kaw without repayment until such time as a business combination is effected.

       Mr. Goss may only locate potential target companies for Kaw and is not authorized to enter into any agreement with a potential target company binding Kaw. Kaw's agreement with Mr. Goss is not exclusive and Mr. Goss has entered into agreements with other companies similar to Kaw on similar terms. Mr. Goss may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

       Mr. Goss owns 500,000 shares of Kaw's common stock for which he paid $500, or $.001, par value, per share.

       Mr. Goss has entered, and anticipates that he will enter, into agreements with other consultants to assist him in locating a target company and may share his stock in Kaw with or grant options on such stock to such referring consultants and may make payments to such consultants from his own resources. There is not minimum or maximum amount of stock, options, or cash that Mr. Goss may grant or pay to such consultants. Mr. Goss is solely responsible for the costs and expenses of his activities in seeking a potential target company, including any agreements with consultants, and Kaw has no obligation to pay any costs incurred or negotiated by Mr. Goss.

       Mr. Goss may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Mr. Goss engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date Mr. Goss has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF KAW

       Kaw has no full time employees. Peter Goss is the sole officer of Kaw and its sole director. Mr. Goss, as president of Kaw, has agreed to allocate a limited portion of his time to the activities of Kaw after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Goss and the potential demands of Kaw's activities.

       The amount of time spent by Mr. Goss on the activities of Kaw is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Goss will actually be required to spend to locate a suitable target company. Mr. Goss estimates that the business plan of Kaw can be implemented by devoting approximately 10 to 25 hours per month over precision. Mr. Goss does not anticipate performing any services on behalf of Kaw until after the effective of the registration statement.

GENERAL BUSINESS PLAN

       Kaw's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Kaw will not restrict its search to any specific business, industry, or geographical location and Kaw may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Kaw has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of Kaw because it will not permit Kaw to offset potential losses from one venture against gains from another.

       Kaw may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

       Kaw anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

       Kaw has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes Kaw will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to become a reporting company by other means. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

       The analysis of new business opportunities will be undertaken by, or under the supervision, of, the officer and director of Kaw, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Kaw; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Kaw's virtually unlimited discretion to search for and enter into potential business opportunities.

       Kaw is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Kaw to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. Kaw intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Kaw may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not confirm to the representations made by the target company.

       Kaw will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Kaw may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Kaw may offer.

       Following a business combination Kaw may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

       A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Kaw only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of target company.

TERMS OF A BUSINESS COMBINATION

       In implementing a structure for a particular business acquisition, Kaw may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of Kaw will no longer be in control of Kaw. In addition, it is likely that Kaw's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

       It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Kaw may agree to register all or part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Kaw has entered into an agreement for a business combination or has consummated a business combination and Kaw is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in Kaw's securities may depress the market value of Kaw's securities in the future if such a market develops, of which there is no assurance.

       While the terms of a business transaction to which Kaw may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

       With respect to negotiations with a target company, management expects to focus on the percentage of Kaw which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Kaw's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in Kaw following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Kaw acquires a target company with substantial assets. Any merger or acquisition effected by Kaw can be expected to have a significant dilutive effect on the percentage of shares held by Kaw's shareholders at such time.

       Kaw will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

       Peter Goss, individually, will pay all expenses in regard to his search for a suitable target company. Kaw does not anticipate expending funds itself for locating a target company. Peter Goss, the officer and director of Kaw, will provide his services without charge or repayment by Kaw after the effective date of this registration statement. Kaw will not borrow any funds to make any payments to Kaw's management, its affiliates or associates. If Peter Goss stops or becomes unable to continue to pay Kaw's operating expenses, Kaw may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, Kaw would seek alternative sources of funds or services, primarily through the issuance of its securities.

       The Board of Directors has passed a resolution which contains a policy that Kaw will not seek a business combination with any entity in which Kaw's officer, director, shareholders or any affiliate or associate serves as an officer or director of holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

       As part of a business combination agreement, Kaw intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act
(ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

       A prospective target company should be aware that the market price and trading volume of Kaw's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Kaw within the United States financial community. Kaw does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Kaw's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Kaw's securities, which may result in a significant pressure on their market price. Kaw may consider the ability and commitment of a target company to actively encourage interest in Kaw's securities following a business combination in deciding whether to enter into a transaction with such company.

       A business combination with Kaw separates the process of becoming a public company from the raising of investment capital.
As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Kaw may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

       Prior to completion of a business combination, Kaw may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

       Kaw will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Kaw. In view of Kaw's combined extremely limited financial resources and limited management availability, Kaw will continue to be at a significant competitive disadvantage compared to Kaw's competitors.

ITEM 3.        DESCRIPTION OF PROPERTY

       Kaw has no properties and at this time has no agreements to acquire any properties. Kaw currently uses the office of Peter Goss at no cost to Kaw. Peter Goss has agreed to continue this arrangement until Kaw completes a business combination.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT

       The following table sets forth each person known by Kaw to be the beneficial owner of five percent or more of Kaw's Common Stock, all directors individually and all directors and officers of Kaw as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address              Amount of Beneficial       Percentage
of Beneficial Owner                 Ownership             Of Class

Peter Goss                           500,000                100%
1800 North Hill Ave.
Willow Grove PA 19090

All Executive Officers and
Directors as a Group (1 Person)      500,000                100%

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.

       Kaw has one Director and Officer as follows:

   Name                       Age           Positions and Offices Held

Peter Goss                    64            President, Secretary, Director

       There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

       Set forth below is the name of the director and officer of Kaw, all positions and offices held with Kaw, the period during which Peter Goss has served as such, and his business experience during at least the last five years:

       Peter Goss graduated in 1959 from Temple University with a B.S. Degree in Business Administration. In 1967, Mr. Goss received his M.B.A. in Industrial Relations from Temple University through the Graduate School. Over the course of his career, Mr. Goss has worked for the U.S. Government as a Management Analyst from 1961 to 1967, and for the Radio Corporation of America as a Senior System Analyst from 1967 to 1969. Currently, Mr. Goss serves as President of Village Mortgage Corporation and as Trustee of his land development and property management for his family. Village Mortgage Corporation is involved with the placement of residential and commercial loans, development of .com companies, acquisition of venture capital, and land development and home building. Mr. Goss has served as President for Village Mortgage Corporation since 1987.

OTHER PUBLIC SHELL ACTIVITIES

       Kaw's President, Mr. Goss, has also recently formed two other shell companies, Osage Acquisition Corporation and Ponca Acquisition Corporation. Mr. Goss is currently a shareholder in Kaw and is also a shareholder in these other two shell companies.

       Osage Acquisition Corporation and Ponca Acquisition Corporation were formed on May 3rd, 2000, and will file a registration statement on Form 10-SB at the same time Kaw's Form 10-SB is filed. Said companies were structured substantially identically to Kaw. There is currently no market for the resale of the outstanding shares of Osage Acquisition Corporation and Ponca Acquisition Corporation.

CONFLICTS OF INTEREST

       Peter Goss, Kaw's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as Kaw. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Kaw.
In addition, insofar as Mr. Goss is engaged in other business activities, he may devote only a portion of his time to Kaw's affairs.

       A conflict may arise in the event that another blank check company with which Mr. Goss is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Kaw and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Kaw in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Kaw. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Goss' beneficial and economic interest in all blank check companies with which he is currently involved is identical.

       Mr. Goss has other ongoing business concerns. As such, demands may be placed on the time of Mr. Goss which will detract from the amount of time he is able to devote to Kaw. Mr. Goss intends to devote as much time to the activities of Kaw as required.
 However, should such a conflict arise, there is no assurance that Mr. Goss would not attend to other matters prior to those of Kaw. Mr. Goss estimates that the business plan of Kaw can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

       The terms of a business combination may include such terms as Mr. Goss remaining a director, officer or employee of Kaw. The terms of a business combination may provide for a payment by cash or otherwise to Peter Goss for the purchase or retirement of all or part of his common stock of Kaw by a target company or for services rendered incident to or following a business combination. Peter Goss would directly benefit from such employment or payment. Such benefits may influence Mr. Goss' choice of a target company.

       Kaw will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Kaw or any affiliates or associates have any interest, direct or indirect.

       There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Kaw could result in liability of management to Kaw.

INVESTMENT COMPANY ACT OF 1940

       Although Kaw will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Kaw will not be subject to regulation under the Investment Company Act of 1940 insofar as Kaw will not be engaged in the business of investing or trading in securities. In the event Kaw engages in business combinations which result in Kaw holding passive investment interests in a number of entities Kaw could be subject to regulation under the Investment Company Act of 1940. In such event, Kaw would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Kaw has obtained no formal determination from the Securities and Exchange Commission as to the status of Kaw under the Investment Company Act of 1940. Any violation of such Act would subject Kaw to material adverse consequences.

ITEM 6.        EXECUTIVE COMPENSATION

       Kaw's officer and director does not receive any compensation for his services rendered to Kaw, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Kaw. However, the officer and director of Kaw anticipates receiving benefits as a beneficial shareholder of Kaw, and as the officer and director. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

       No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Kaw for the benefit of its employees.

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       Kaw has issued a total of 500,000 shares of Common Stock to the following persons for a total of $500 in cash.

   Name              Number of Total Shares        Consideration

Peter Goss                    500,000                   $500

       With respect to the sales made to Peter Goss, Kaw relied upon
Section 4(2) of the Securities Act of 1933, as amended (the
"Securities Act") and Rule 506 promulgated thereunder.

ITEM 8.        DESCRIPTION OF SECURITIES.

       The authorized capital stock of Kaw consists of 100,000,000 shares of common stock, par value $.001 per share, of which there are 500,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of Kaw's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights.
Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Kaw, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase Kaw' common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

       Dividends, if any, will be contingent upon Kaw's revenues and earnings, if any, capital requirements and financial conditions.
The payment of dividends, if any, will be within the discretion of Kaw's Board of Directors. Kaw presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET.

       The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Kaw will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sale of Kaw's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

       Following a business combination, a target company will normally wish to cause Kaw's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

       In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and
(vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

       If, after a business combination, Kaw does not meet the qualifications for listing on the Nasdaq SmallCap Market, Kaw may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases Kaw may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

       To have its securities quoted on the NASD OTC Bulletin Board a company must:

       (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

       (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

       The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

       In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Kaw will be traded following a business combination.

                               PART II

ITEM 1.        MARKET PRICE FOR COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS.

       (A) MARKET PRICE. There is no trading market for Kaw's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Kaw, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a person's account for transactions in penny stocks and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

       In order to approve a person's account for transactions in penny stocks, they must

       (i) obtain financial information and investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

       The broker or dealer must also deliver, prior to any transaction in a penny stock a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

       (i) sets forth the basis on which the broker or dealer made the suitability determination and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

       Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

       (B) HOLDERS. There is one holder of Kaw's Common Stock. The issued and outstanding shares of Kaw's Common Stock were issued in accordance with the exemptions from registration afforded by
Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

       (C) DIVIDENDS. Kaw has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.        LEGAL PROCEEDINGS.

       There is no litigation pending or threatened by or against Kaw.

ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

       Kaw has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES.

       During the past three years, Kaw has sold securities which were not registered as follows:

    Date                 Name           Number of Shares      Consideration

June 29, 2000         Peter Goss             500,000               $500

       With respect to the sales made to Peter Goss, Kaw relied upon section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Articles of Incorporation and the Bylaws of Kaw do not provide for indemnification of officers, directors or controlling persons. The General Corporation Law of the State of Nevada provides that "to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding...or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.


                     KAW ACQUISITION CORPORATION

            By:  /s/ Peter R. Goss
                              Peter R. Goss, President


             Date:              29 June 2000